EXHIBIT 12.1
The Dow Chemical Company and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements

	Nine Months Ended September 30		For the Year Ended December 31
In millions, except ratio (Unaudited)	2009	2008	2008	2007	2006	2005	2004
Income from Continuing Operations Before Income Taxes	$319	$2,891	$1,277	$4,192	$4,938	$6,363	$3,769
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(411)	(791)	(787)	(1,122)	(959)	(964)	(923)
Distributed income of earnings of nonconsolidated affiliates	671	676	836	774	616	495	370
Capitalized interest	(51)	(76)	(97)	(85)	(73)	(56)	(48)
Amortization of capitalized interest	68	63	84	79	70	70	65
Preferred security dividends	(20)	(53)	(63)	(81)	(77)	(65)	(54)
Adjusted earnings	$576	$2,710	$1,250	$3,757	$4,515	$5,843	$3,179
Fixed charges:
Interest expense and amortization of debt discount	1,167	456	648	584	616	702	747
Capitalized interest	51	76	97	85	73	56	48
Preferred security dividends	20	53	63	81	77	65	54
Rental expense – interest component	82	91	120	124	131	133	135
Total fixed charges	$1,320	$676	$928	$874	$897	$956	$984
Earnings available for the payment of fixed charges	$1,896	$3,386	$2,178	$4,631	$5,412	$6,799	$4,163
Ratio of earnings to fixed charges	1.4	5.0	2.3	5.3	6.0	7.1	4.2

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$227	-	-	-	-	-	-
Adjustment to pretax basis (at 35 percent)	122	-	-	-	-	-	-
	$349	$-	$-	$-	$-	$-	$-
Combined fixed charges and preferred stock dividend requirements	$1,669	$676	$928	$874	$897	$956	$984
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.1	5.0	2.3	5.3	6.0	7.1	4.2

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